(a)(1)(iv)
Date
Dear Shareholder:
PARADIGM Funds Trust (the “Fund”) has received and accepted for purchase your tender of your Shares in the Fund.
Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the “Note”) entitling you to receive an initial payment of 90% of the estimated purchase price based on the unaudited net asset value of the Fund as of December 31, 2007 (the “Valuation Date”), in accordance with the terms of the Repurchase Offer. You will receive an initial payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within 30 days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.
The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you promptly after the completion of the Fund’s December 31, 2007 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount will be paid in the same manner as your initial payment. We expect the audit to be completed within 60 days after the end of each fiscal year of the Master Fund.
The Note is held by PARADIGM Global Advisors, LLC, on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.
Should you have any questions, please call your financial advisor or broker, or you can call PARADIGM Global Advisors, LLC, at (212)271-3388.
Sincerely,
PARADIGM Global Advisors, LLC